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                         November 27, 2020

       Raj Mehra, Ph.D.
       President, Chief Executive Officer and Chairman
       Seelos Therapeutics, Inc.
       300 Park Avenue, 12th Floor
       New York, NY 10022

                                                        Re: Seelos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-250810

       Dear Dr. Mehra:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin,
Esq.